UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Date of Report: March 19, 2010
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑  Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐  No  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐  No  ☑

Item 1 — Information Contained in this Form 6-K Report
Teekay LNG Partners L.P. (the Partnership) is updating previously reported financial information for each of the four quarters during and for the year ended December 31, 2009 to reflect adjustments, primarily to correct the Partnership’s accounting for the recognition of unearned revenue related to direct financing leases for the Partnership’s 69 percent interest in the two Tangguh LNG carriers and the Partnership’s 40 percent interest in the four RasGas 3 LNG carriers. The adjustments reflect the use of the effective interest rate method as opposed to using the straight-line method when recognizing unearned revenue under direct financing leases.
Exhibit A to this Report provides revised consolidated statements of income (loss), balance sheets and statements of cash flows for each of the four quarters during and for the year ended December 31, 2009, and also reflects adjustments in affected line items for each period. As reflected in Exhibit A, adjusted amounts of voyage revenues, equity income, net income, total assets and equity increased for all periods as compared to previously reported financial information. The adjustments did not affect aggregate cash flow or cash and cash equivalent balances for any period.
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-162579) FILED WITH THE SEC ON OCTOBER 20, 2009
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
Date: March 19, 2010	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)